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                              January 19, 2024

       Jason Combs
       Chief Financial Officer
       The E.W. Scripps Company
       312 Walnut Street
       Cincinnati, OH 45202

                                                        Re: The E.W. Scripps
Company
                                                            Form 10-K for
Fiscal Year Ended December 31, 2022
                                                            Form 8-K furnished
November 3, 2023
                                                            File No. 001-10701

       Dear Jason Combs:

              We have reviewed your December 21, 2023 response to our comment letter and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 29,
       2023 letter.

       Form 8-K furnished November 3, 2023

       Exhibit 99.1, page 1

   1. We note your response to prior comment 5. You state in your proposed revised disclosures that free cash flow is
a measure of your ability to service debt, make investments and satisfy other
obligations, which would appear to imply that this is a liquidity measure. In addition, you are
deducting cash flows for items such as capital expenditures, preferred stock dividends,
interest payments, income taxes paid (refunded) and mandatory contributions to
retirement plans. Therefore, revise to reconcile such measure to the most directly comparable
GAAP measure of operating cash flow. Also revise to relabel this measure (e.g. adjusted
free cash flow) to more appropriately reflect what it represents.
                                                        Lastly, while you state
in your response that this metric is a universally used measure of valuation for broadcast
television companies, please tell us and revise to explain in further detail how your
management uses this measure in managing the business.
 Jason Combs
The E.W. Scripps Company
January 19, 2024
Page 2

       Please contact Melissa Kindelan at 202-551-3564 or Kathleen Collins at 202-551-3499 if
you have questions regarding comments on the financial statements and related matters.



FirstName LastNameJason Combs                            Sincerely,
Comapany NameThe E.W. Scripps Company
                                                         Division of
Corporation Finance
January 19, 2024 Page 2                                  Office of Technology
FirstName LastName